UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Highlights

o     Total accesses reached 106.4 million in the quarter (+3.9% y-o-y), of which 82.7 million in the mobile business (+4.2% y-o-y) and 23.7 million in the fixed-line business (3.1% y-o-y) fueled by the strong expansion of GVT’s accesses (+10.0%, 14.5% and 26.4% in voice, broadband and TV, respectively);

o     Leadership in higher revenue mobile segments, with continuous growth in postpaid accesses, +13.1% y-o-y in the quarter, having the market share of net additions reached 44.1% in 2Q15. Postpaid clients accounted for 36% of the mobile access base (+2.8 p.p. y-o-y);

o     Mobile ARPU recorded y-o-y growth of 0.8% in 2Q15, fueled by the 27.3% y-o-y growth in Data ARPU, the highest increase presented in recent years;

o     Broadband accesses reached 7.1 million in 2Q15 (+5.9% y-o-y), with the FTTX connections exceeding 51% of penetration in the total accesses base, with annual growth of 20.2%, registering net additions of 169 thousand accesses in the quarter;

o     TV accesses reached 1.8 million, growing by 22.3% y-o-y. In 2Q15, net additions reached 82 thousand accesses, with Vivo as the operator with the highest access expansion in 2015 according to ANATEL’s data disclosed up to May;

o     Net operating revenue recorded acceleration, increasing by 5.4% y-o-y in 2Q15 (+5.1% y-o-y in 1Q15);

o     Mobile operating revenue maintained a strong performance, up by 7.0% y-o-y. Excluding the effect of MTR reduction in 2015, this line increased by 9.9% in 2Q15 over 2Q14;

o     Data and VAS (Value Added Services) revenue grew by 33.5% y-o-y and accounted for 46% of mobile service revenue in 2Q15, leveraged by the growth in mobile internet revenue, which increased by 50.9% y-o-y in the quarter;

o     Fixed service revenue accelerated recording annual increase of 3.1% in 2Q15. Excluding VC and basic tariff reductions, this increase was 5.6% in 2Q15 over 2Q14. Worth highlighting the stabilization of the fixed revenue drop excluding GVT;

o     Second-quarter EBITDA totaled R$3.1 billion in 2Q15, 2.8% up on 2Q14. The EBITDA Margin got to 30.0%, 0.8 p.p. down on 2Q14;

o     Year-to-date investments amounted to R$3.8 billion, 7.5% up on the 1S14, accounting for 18.4% of net operating revenue in the period;

o     Dividends and interest on equity declared over the year-to-date profit of 2015 totaled R$1.0 billion;

o     Rapid and well succeeded evolution of the operational integration arising from the combination of Vivo and GVT’s capabilities and first initiatives for capturing synergies.

Notes: (1) y-o-y: annual variation and (2) q-o-q: quarterly variation.

*Figures reflect the combined magnitudes of Telefônica Brasil and GVT for all periods.

** FTTX includes clients of the FTTH (Fiber to the Home) and FTTC (Fiber to the Curb) technologies.

Telefônica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its results for the second quarter of 2015, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

For comparison purposes, we present two scenarios:

Pro forma: combined, including GVT Participações S.A. as of January 1st, 2014.

Accounting: consolidated, including GVT Participações S.A. as of May 1st, 2015.

In order the facilitate the adjustment of the models, the unaudited quarterly financial statements including GVT for 2014 can be found in the Exhibit I herein and is available on Telefônica’s Investor Relations’ website (www.telefonica.com.br/ir).

HIGHLIGHTS

R$ million	Pro forma (GVT as from Jan/14)				Accounting (GVT as from May/15)
	2Q15	YoY%	6M15	YoY%	2Q15	YoY%	6M15	YoY%

Net Operating Revenues	10,427.6	5.4	20,792.1	5.3	9,962.1	15.6	18,945.2	10.0

Net Operating Services Revenues	10,044.2	4.6	20,070.0	4.8	9,578.7	15.1	18,223.1	9.6

Net operating mobile revenues	5,828.9	5.7	11,719.4	7.1	5,833.1	5.5	11,737.4	6.9
Net operating fixed revenues	4,215.3	3.1	8,350.6	1.8	3,745.5	34.1	6,485.7	14.9

Net handset revenues	383.4	30.4	722.1	19.0	383.4	30.4	722.1	19.0

Operating costs	(7,296.1)	6.5	(14,546.1)	6.6	(7,013.1)	15.5	(13,427.4)	10.8

EBITDA	3,131.5	2.8	6,246.0	2.3	2,949.0	15.9	5,517.8	8.0
EBITDA Margin %	30.0%	(0.8) p.p.	30.0%	(0.9) p.p.	29.6%	0.1 p.p.	29.1%	(0.5) p.p.

Recurrent EBITDA	3,131.5	2.8	6,246.0	2.3	2,949.0	15.9	5,517.8	8.0
Recurrent EBITDA Margin %	30.0%	(0.8) p.p.	30.0%	(0.9) p.p.	29.6%	0.1 p.p.	29.1%	(0.5) p.p.

Net income	932.9	(56.4)	1,404.1	(52.7)	869.8	(56.3)	1,449.5	(45.4)
Recurrent Net income	932.9	(1.4)	1,404.1	(20.8)	869.8	9.2	1,449.5	(0.5)

Capex	2,063.2	0.2	3,824.0	7.5	1,903.0	17.8	3,172.7	21.3

Total accesses (thousand)	106,388	3.9	106,388	3.9	106,388	3.9	106,388	3.9
Total mobile accesses	82,655	4.2	82,655	4.2	82,655	4.2	82,655	4.2
Total fixed accesses	23,733	3.1	23,733	3.1	23,733	3.1	23,733	3.1

Mobile Business

OPERATING PERFORMANCE

Thousand	2Q15	1Q15	∆%	2Q14	∆%	6M15	6M14	∆%

Mobile total accesses	82,655	81,879	0.9	79,357	4.2	82,655	79,357	4.2
Postpaid	29,586	28,907	2.3	26,169	13.1	29,586	26,169	13.1
M2M	3,942	3,694	6.7	2,927	34.7	3,942	2,927	34.7
Prepaid	53,069	52,972	0.2	53,188	(0.2)	53,069	53,188	(0.2)
Market Share (*)	29.3%	28.9%	0.4 p.p.	28.8%	0.5 p.p.	29.3%	28.8%	0.5 p.p.
Postpaid	41.7%	41.6%	0.1 p.p.	41.3%	0.4 p.p.	41.7%	41.3%	0.4 p.p.
Mobile broadband (modem only) (**)	51.3%	50.9%	0.5 p.p.	52.2%	(0.9) p.p.	51.3%	52.2%	(0.9) p.p.
Net additions	776	1,942	(60.1)	892	(13.1)	2,717	2,113	28.6
Postpaid	679	552	23.1	1,257	(45.9)	1,231	2,476	(50.3)
Market Share of net additions (*)	n.a.	72.7%	n.a.	42.0%	n.a.	157.4%	54.2%	103.3 p.p.
Postpaid	44.1%	32.7%	11.3 p.p.	61.0%	(16.9) p.p.	38.2%	77.1%	(38.9) p.p.
Market penetration	138.2%	138.9%	(0.7) p.p.	138.2%	0.0 p.p.	138.2%	138.2%	0.0 p.p.
Monthly churn	3.2%	2.9%	0.4 p.p.	3.5%	(0.3) p.p.	3.0%	3.5%	(0.4) p.p.
Postpaid ex. M2M	1.9%	1.6%	0.3 p.p.	1.5%	0.4 p.p.	1.7%	1.5%	0.2 p.p.
Prepaid	3.9%	3.5%	0.4 p.p.	4.5%	(0.5) p.p.	3.0%	4.4%	(1.4) p.p.
ARPU (R$/month)	23.5	24.3	(3.2)	23.3	0.8	23.9	23.3	2.6
Voice	12.7	14.0	(9.8)	14.8	(14.4)	13.3	15.0	(10.8)
Data	10.8	10.2	6.1	8.5	27.3	10.5	8.3	26.8
Postpaid ex. M2M ARPU	49.9	50.7	(1.8)	50.0	(0.3)	50.3	50.5	(0.4)
Prepaid ARPU	11.8	12.6	(6.4)	12.3	(4.1)	12.2	12.4	(1.7)
M2M ARPU	3.2	3.2	(0.9)	3.4	(5.8)	3.2	3.4	(7.0)
MOU	131.1	129.5	1.3	129.0	1.7	130.3	132.2	(1.4)

(*) Source: ANATEL. (**) Last available information: May/15.

Note: ARPU data considers eliminations for intercompany revenues.

o    Total accesses registered increase of 4.2% over the second quarter of 2014, totaling 82,655 thousand accesses. Worthy of mention is the postpaid segment, which grew by 13.1% y-o-y with 29,586 thousand accesses, recording a postpaid customer mix of 35.8%, up by 2.8 p.p. in the annual comparison.

o    Total market share came to 29.3% (+0.5 p.p. y-o-y). In the postpaid segment Telefônica Brasil achieved 44.1% of the net additions in the second quarter of 2015, recording a market share of 41.7% (+0.4 p.p. y-o-y), reflecting the quality differential presented by the Company, which is also leader in handsets with 4G technology, holding market share of 37.1% in May/15.

o    In 2Q15, net mobile additions reached 776 thousand accesses, with postpaid net additions reaching 679 thousand accesses in the quarter. Vivo’s share of net additions in the second quarter of 2015 got to 157.4%. The Company began adopting cross-selling initiatives between Vivo and GVT’s clients with 400 thousand direct mailings being sent to GVT clients who were considered potential clients for Vivo.

o    In the machine-to-machine (M2M) market, the access base continued to record strong performance, reaching 3.9 million customers in June, up 34.7% when compared to the previous year.

o    Total ARPU registered increase of 0.8% y-o-y, while data ARPU climbed by 27.3% in 2Q15 compared to 2Q14. By excluding the MTR reduction in the period, ARPU would have posted annual growth of 3.7% in 2Q15.

o    The prepaid customer base remained virtually stable in 2Q15 over 2Q14, due to a restrictive policy for the disconnection of non-profitable clients, while the financial volume of recharges have increased by 4.8% y-o-y in the same period.

NET OPERATING REVENUES

R$ million	Pro forma (GVT as from Jan/14)				Accounting (GVT as from May/15)
	2Q15	YoY%	6M15	YoY%	2Q15	YoY%	6M15	YoY%

Net operating mobile revenues	6,212.3	7.0	12,441.5	7.8	6,216.6	6.7	12,459.5	7.6

Net service mobile revenues	5,828.9	5.7	11,719.4	7.1	5,833.1	5.5	11,737.4	6.9
Access and Usage	2,685.9	(5.7)	5,556.7	(2.2)	2,686.2	(5.7)	5,557.5	(2.2)
Network usage	385.3	(28.5)	857.2	(28.0)	389.2	(29.9)	874.0	(28.8)
Data plus VAS	2,686.5	33.5	5,165.5	32.4	2,686.6	33.5	5,165.8	32.4
Messaging P2P	428.6	(1.5)	842.2	(2.4)	428.6	(1.5)	842.2	(2.4)
Internet	1,776.6	50.9	3,374.4	48.4	1,776.6	50.9	3,374.6	48.4
VAS	481.3	20.2	949.0	24.1	481.3	20.2	949.0	24.1
Other services	71.3	(36.6)	140.0	(14.8)	71.3	(36.6)	140.1	(14.8)
Net handset revenues	383.4	30.4	722.1	19.0	383.4	30.4	722.1	19.0

Second-quarter net mobile revenue presented growth of 7.0% y-o-y, influenced by the increasing data and VAS revenue, which, in this quarter, became the largest revenue line mobile revenues. Despite the impact of the MTR reduction, occurred on February 24, 2015, the mobile service revenue increased by 5.7% y-o-y in 2Q15. When excluding such effect, 2Q15 mobile service revenue climbed by 8.8% over 2Q14.

Access and usage revenue fell by 5.7% in the quarter compared to 2Q14, already reflecting the higher proportion of data in postpaid plans and higher internet consumption by prepaid clients, with the increase in mobile internet more than offsetting the reduction in voice.

Network usage second-quarter revenue reduced by 28.5% over 2Q14, mainly due to the 33.0% MTR tariff reduction, occurred in February 2015. With the normalization of this effect, network usage revenue grew by 2.7% in 2Q15.

Data and VAS revenue continued to post strong performance in the second quarter, growing 33.5% in the annual comparison, the highest figure in the last three years, due to successful sales of data plans and packages, and the higher penetration of smartphones within our customer base. In 2Q15, data and VAS revenue represented 46.1% of net mobile service revenue, up by 9.6 p.p. y-o-y.

SMS revenue fell by 1.5% y-o-y, reflecting the maturity of the service. This line expanded by 3.6% in 2Q15 over 1Q15, due to the increased adoption to higher value-added offers which includes SMS, voice and data packages.

Mobile internet revenue posted record growth, 50.9% up y-o-y and accounting for 66.1% of data revenue in 2Q15. This performance is directly linked to the strong growth in postpaid data accesses, especially in 4G plans, the increased sales of stand-alone data packages to prepaid customers, and the growing smartphone base. 71% of our customer base already has smartphones or webphones, a 13 p.p. increase compared to the same period last year.

Second-quarter VAS revenue climbed by 20.2% in the quarter over 2Q14, mainly driven by growth in: “Plataforma de Educação”, “Vivo Segurança”, “Vivo Sync”, “Vivo Som de Chamada” and “Vivo Música” services, which support the high growth pace of VAS.

Other service revenue reached R$71.3 million in the second quarter, reducing 36.6% compared to 2Q14, due to the recovery of taxes on disputed invoices, occurred in 2Q14.

Mobile handset revenue increased by 30.4% y-o-y in 2Q15, in line with the strong migration of customers to the 4G base and the consequent increase in the share of higher-value devices in the handsets portfolio.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	2Q15	1Q15	∆%	2Q14	∆%	6M15	6M14	∆%

Total fixed accesses	23,733	23,514	0.9	23,021	3.1	23,733	23,021	3.1
Fixed voice accesses	14,870	14,856	0.1	14,875	(0.0)	14,870	14,875	(0.0)
Residential	10,485	10,473	0.1	10,529	(0.4)	10,485	10,529	(0.4)
Corporate	3,805	3,800	0.1	3,761	1.2	3,805	3,761	1.2
Others	579	583	(0.6)	586	(1.1)	579	586	(1.1)
Fixed broadband	7,077	6,955	1.8	6,686	5.9	7,077	6,686	5.9
FTTX	3,641	3,472	4.9	3,028	20.2	3,641	3,028	20.2
Others	3,436	3,483	(1.3)	3,657	(6.0)	3,436	3,657	(6.0)
Pay TV	1,786	1,703	4.8	1,460	22.3	1,786	1,460	22.3
Voice ARPU (R$/month)	44.3	44.2	0.3	45.5	(2.5)	44.3	46.4	(4.6)
Broadband ARPU (R$/month)	37.1	36.8	0.8	36.4	1.9	37.0	36.6	1.1
Pay TV ARPU (R$/month)	80.0	78.2	2.3	75.5	6.0	79.2	75.2	5.2

o    The fixed accesses base totaled 23,733 thousand in 2Q15, growing 3.1% in relation to the second quarter of last year, influenced by the positive performance of fixed broadband and pay TV services, in addition to the steady increase in fixed voice accesses.

o    Fixed voice accesses totaled 14,870 thousand in 2Q15, remaining flat when compared to the previous year, with highlight to corporate accesses, which increased by 1.2% over 2Q14. Voice ARPU fell by 2.5% y-o-y, mainly due to the VC and basic tariff reductions, besides the fixed-to-mobile substitution.

o    Fixed broadband accesses reached the mark of 7.1 million customers in 2Q15, growing 5.9% compared to the second quarter of 2014. The FTTX customer base already totals 3,641 thousand accesses, growing 20.2% compared to the base in 2Q14, with penetration reaching 51.4% of total broadband accesses, fueling ARPU, which grew by 1.9% y-o-y in 2Q15. In line with the commercial integration initiatives, we launched a pilot action where eight Vivo stores outside the São Paulo state were adapted to sell GVT’s voice, broadband and pay TV services.

o    Pay TV accesses climbed by 22.3% y-o-y, to 1,786 thousand subscribers in 2Q15, with 82 thousand net additions in the quarter. Telefônica’s market share came to 9.1% in the second quarter, 1.2 p.p. up on 2Q14. The Company captured 93% of the market’s growth until May, 2015, with 135 thousand net additions. TV ARPU annual growth stood at 6.0%, reflecting the migration to full HD packages and IPTV.

NET OPERATING REVENUES

R$ million	Pro forma (GVT as from Jan/14)				Accounting (GVT as from May/15)
	2Q15	YoY%	6M15	YoY%	2Q15	YoY%	6M15	YoY%

Net operating fixed revenue	4,215.3	3.1	8,350.6	1.8	3,745.5	34.1	6,485.7	14.9

Voice and accesses	1,978.2	(2.0)	3,948.7	(3.6)	1,760.3	26.4	3,077.0	8.3
Interconnection	129.0	(10.1)	256.1	(13.7)	118.5	12.2	211.6	(3.6)
Broadband	783.9	7.9	1,548.3	7.2	655.4	76.5	1,040.7	39.9
Corporate Data and IT	712.3	3.2	1,404.7	3.3	683.4	12.5	1,283.7	7.3
Pay TV	422.6	30.4	815.8	31.0	342.4	136.3	511.1	80.5
Other services	189.3	3.2	377.0	(2.7)	185.5	8.8	361.6	0.1

% Data / Net Operating Revenue	35.5%	0.8 p.p.	35.4%	1.2 p.p.	35.7%	0.7 p.p.	35.8%	1.5 p.p.

Note: Fixed Net Revenue includes revenues from the FWT solution (“Vivo Fixo”).

Net revenue from the fixed line business grew by 3.1% y-o-y, mainly due to the increase in broadband and Pay TV revenues. Fixed line revenue excluding GVT improved annual evolution, remaining virtually stable in the quarter (-0.3% y-o-y in 2Q15 vs. -4.0% y-o-y in 1Q15). GVT’s revenues accelerated growth, reaching annual evolution of 10.2% in 2Q15 (+9.8% y-o-y in 1Q15). Fixed line revenue was impacted by fixed to mobile tariff (VC) reduction, effective on February 24, 2015 and the reduction of the basic tariff provisioned in accordance with Anatel’s act, in force as of June 04, 2014. Excluding these effects, the variation in net fixed service revenue came to 5.6% in the period.

Voice and access revenue fell by 2.0% over 2Q14, due to the regulatory impact. Excluding the VC reduction, voice revenue increased by 2.9% y-o-y.

Network usage revenue decreased by 10.1% over 2Q14, due to the lower incoming traffic with fixed termination, mainly driven by the mobile substitution. In 2Q15 over 1Q15, this line registered increase of 1.6%.

Broadband revenue grew by 7.9% y-o-y and 2.5% q-o-q in 2Q15, reflecting the evolution of the broadband base, in addition to the efforts to expand the ARPU. To address this issue, the Company has been focusing on the migration of customers to higher speeds, mainly in FTTX, expanding the fiber customer base, which has higher ARPU and lower churn.

Revenue from corporate data and IT increased by 3.2% y-o-y and 2.9% over 1Q15, mainly due to the acquisition of new corporate customers in the period, leveraging on the combined capabilities of Vivo and GVT for this segment.

Pay TV revenue climbed by 30.4% y-o-y in the quarter, due to the fast growth of the IPTV and DTH subscriber base, with an increased adoption of HD packages.

Other service revenue grew by 3.2% in the annual comparison, impacted by the the sale of equipment linked to agreements with large clients.

Consolidated Operating Costs

R$ million	Pro forma (GVT as from Jan/14)				Accounting (GVT as from May/15)
	2Q15	YoY%	6M15	YoY%	2Q15	YoY%	6M15	YoY%

Operating costs	(7,296.1)	6.5	(14,546.1)	6.6	(7,013.1)	15.5	(13,427.4)	10.8

Personnel	(849.9)	4.0	(1,706.8)	5.0	(773.1)	26.8	(1,413.7)	16.0
Costs of services rendered	(3,052.2)	3.7	(6,135.0)	3.7	(2,939.8)	12.2	(5,681.7)	7.5
Interconnection	(644.9)	(22.8)	(1,380.6)	(21.7)	(634.1)	(19.5)	(1,329.5)	(19.6)
Taxes and contributions	(468.9)	2.9	(966.4)	5.9	(460.6)	6.7	(933.2)	7.5
Third-party services	(1,377.9)	16.7	(2,689.6)	16.2	(1,312.1)	30.1	(2,431.2)	22.1
Others	(560.5)	19.1	(1,098.4)	18.2	(533.0)	35.8	(987.8)	27.7
Cost of goods sold	(634.4)	28.3	(1,215.2)	20.8	(634.4)	28.3	(1,215.2)	20.8
Selling expenses	(2,289.7)	7.3	(4,582.5)	8.3	(2,217.3)	14.1	(4,280.1)	11.2
Provision for bad debt	(299.9)	17.0	(673.3)	36.7	(284.8)	29.2	(609.2)	42.2
Third-party services	(1,912.3)	7.3	(3,723.7)	4.6	(1,860.0)	13.2	(3,505.2)	7.4
Others	(77.5)	(18.2)	(185.5)	3.2	(72.5)	(9.8)	(165.7)	5.3
General and administrative expenses	(329.1)	0.6	(619.7)	(1.0)	(314.0)	11.7	(558.1)	3.2
Third-party services	(264.6)	6.0	(509.2)	11.2	(251.0)	20.6	(453.3)	18.9
Others	(64.5)	(16.6)	(110.5)	(34.2)	(63.0)	(13.6)	(104.8)	(34.2)
Other net operating revenue (expenses)	(140.8)	5.6	(286.9)	17.9	(134.5)	10.9	(278.6)	26.9

The new Company’s operating costs excluding depreciation and amortization expenses totaled R$7,296.1 million in 2Q15, 6.5% higher in the annual comparison, and lower than inflation in the last 12 months. Said performance was mainly influenced by higher expenses associated to quality assurance and those directly linked to the increase in revenue, the increase in provisions for bad debt and collection efforts, in addition to the higher expenses with energy, offset by the improved efficiency in G&A, personnel and call center expenses. In 2Q15 over 1Q15, operating costs were virtually stable.

Personnel costs were 4.0% higher when compared to 2Q14, fueled by the 7.0% rise, negotiated in the collective agreement, granted in January 2015, partially offset by the corporate restructuring, occurred in the first half of 2015, which reduced the number of employees.

The cost of services rendered increased by 3.7% in 2Q15 over 2Q14, positively influenced by MTR reduction in February 2015. Excluding this effect, the increase was 10.0% y-o-y. This variation chiefly reflects the higher leasing and network maintenance expenses, due to the expansion in 4G coverage and focus on service quality, the higher expenses with purchase of TV and mobile content, which grew proportionally to the increase in revenue, besides the higher energy expenses, due to the rise of unitary prices.

Cost of goods sold (COGS) increased by 28.3% in 2Q15 over 2Q14, due to the increasing volume of higher-value devices in the handset portfolio, the higher subsidies and the stronger impact from the exchange rate variation.

Second-quarter service selling expenses increased by 7.3% y-o-y, particularly due to the higher commercial activity in the period and the more challenging economic scenario:

Provisions for bad debt closed 2Q15 at R$299.9 million (+17.0% y-o-y), with default levels at 1.9% of total gross revenue (+0.2 p.p. y-o-y). In the second quarter, the Company adopted stricter credit criteria and even more active collection actions in order to reduce default levels.

Third-party services posted y-o-y increase of 7.3% in 2Q15, mostly influenced by higher commissioning expenses linked to the growth of the mobile subscriber base and the higher share of data, besides higher publicity and marketing expenses. The simplification of plans and offers continues to positively impact expenses with call center.

General and administrative expenses increased by 0.6% y-o-y in the second quarter, showing the results obtained with the Company’s strict cost control adopted in recent quarters.

Other net operating revenues (expenses) totaled an expense of R$140.8 million in 2Q15, 5.6% up on 2Q14, mainly due to higher contingencies in the period, especially related to labor.

Ebitda

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$3,131.5 million in 2Q15, 2.8% up on 2Q14, due to the increase in fixed and mobile revenue, which was partially offset by the stronger commercial efforts, the higher provision for bad debt, higher costs related to quality assurance and capacity, and higher expenses with the purchase of TV content. The EBITDA margin reached 30.0%, a y-o-y reduction of 0.8 p.p., compared to the 30.8% combined margin for 2Q14.

Depreciation and Amortization

R$ million	Pro forma (GVT as from Jan/14)				Accounting (GVT as from May/15)
	2Q15	YoY%	6M15	YoY%	2Q15	YoY%	6M15	YoY%

EBITDA	3,131.5	2.8	6,246.0	2.3	2,949.0	15.9	5,517.8	8.0

Depreciation and Amortization	(1,830.8)	19.4	(3,632.9)	9.8	(1,694.9)	42.6	(3,100.0)	17.8
Depreciation	(1,214.7)	26.1	(2,394.1)	10.6	(1,117.5)	53.4	(2,016.5)	18.1
Amortization of intangibles (*)	(297.5)	3.2	(594.5)	3.1	(264.7)	32.9	(463.9)	16.4
Other amortizations	(318.6)	12.7	(644.3)	13.4	(312.7)	19.7	(619.6)	17.7

EBIT	1,300.7	(14.0)	2,613.1	(6.5)	1,254.1	(7.6)	2,417.8	(2.3)

(*) Amortization of intangible assets generated by the incorporation of Vivo as of 2Q11 and of GVT as of 2Q15.

Depreciation and amortization climbed by 19.4% in the annual comparison, chiefly due to the non-recurrent gain from the periodical review of the useful life of fixed assets which impacted 2Q14 and reduced the comparison basis by R$132 million. In the accounting evolution, the 42.6% annual increase reflects the amortization, as of May, 2015, of the intangible assets arising from the merger of GVT.

 Financial Result

R$ million	Pro forma (GVT as from Jan/14)				Accounting (GVT as from May/15)
	2Q15	YoY%	6M15	YoY%	2Q15	YoY%	6M15	YoY%

Net Financial Income	(121.3)	179.5	(649.9)	1,404.4	(171.5)	53.0	(389.3)	94.3

Income from financial investments	294.9	110.0	426.0	36.5	290.5	125.0	408.1	41.0
Interest income (customers, taxes and others)	21.8	(30.6)	44.9	(32.8)	20.9	(26.9)	41.4	(32.7)
Charges (loans, financing, debentures and capital leases)	(249.4)	7.5	(507.8)	12.8	(234.7)	23.0	(448.6)	20.0
Monetary and exchange variation (loans, financing and debentures)	(105.5)	n.a.	(525.0)	n.a.	(171.5)	n.a.	(343.9)	n.a.
Gains (losses) on derivative transactions	103.9	n.a.	262.1	n.a.	103.9	n.a.	261.6	n.a.
Interest expenses (suppliers, taxes, financial institutions and others)	(122.9)	182.5	(163.6)	69.4	(122.9)	182.5	(163.6)	69.4
Other income (expenses) with monetary and exchange variations	(66.6)	276.3	(118.2)	215.2	(66.6)	276.3	(117.3)	209.5
Other financial income (expenses)	2.5	n.a.	(68.3)	239.8	8.9	n.a.	(27.0)	193.5

In 2Q15, net financial expenses increased by R$77.9 million over 2Q14, chiefly fueled by the exchange variation and charges with derivatives, approximately in the amount of R$60 million, in addition to tax on financial transactions (IOF), in the amount of R$30 million, generated upon the settlement of the cash installment related to the acquisition of GVT. In 1H15, net financial expenses increased by R$606.7 million over 1H14, mostly fueled by the exchange variation effect on loans and financing denominated in foreign currency (Euro) from GVT, that were partially paid, with the remaining debt being fully covered by hedge transactions.

Net Income

Net income totaled R$932.9 million in 2Q15, 56.4% down on the same period of last year, basically due to the positive impact, in 2Q14, from the revision of the tax calculation bases of certain intangible assets arising from business combinations after the effectiveness of Law 12,973, whose positive net effect on the result came to R$1,196.0 million. Excluding this effect, recurring net income fell by only 1.4% y-o-y. Year-to-date accounting net income amounted to R$1,449.5 million.

Capex

R$ million	Pro forma (GVT as from Jan/14)				Accounting (GVT as from May/15)
	2Q15	2Q14	6M15	6M14	2Q15	2Q14	6M15	6M14

Network	1,795.0	1,821.3	3,337.7	3,155.4	1,653.2	1,422.9	2,763.6	2,303.3
Technology / Information System	185.4	155.8	321.4	231.0	181.7	143.6	300.2	202.6
Products and Services, Channels, Administrative and others	82.8	82.9	164.8	171.3	68.1	48.9	108.9	110.5
Total	2,063.2	2,060.0	3,824.0	3,557.8	1,903.0	1,615.3	3,172.7	2,616.4

Capex ex. licenses / Net operating revenue	19.8%	20.8%	18.4%	18.0%	19.1%	18.7%	16.7%	15.2%

Capex totaled R$2,063.2 million in 2Q15, accounting for 19.8% of net operating revenue and remaining flat over 2Q14. In 1H15, investments totaled R$3,824.0 million, 7.5% up on 1H14. The Company continues to focus its investments on expanding 3G capacity and 4G coverage and improving the transmission infrastructure to ensure the Company’s superior quality standards.

Cash Flow

R$ million	Pro forma (GVT as from Jan/14)				Accounting (GVT as from May/15)
	2Q15	YoY R$	6M15	YoY R$	2Q15	YoY R$	6M15	YoY R$

Cash generation provided by operating activities	2,452.9	(532.8)	3,909.4	(559.2)	2,320.8	(188.7)	3,323.7	(456.8)
Cash applied by investing activities	(10,115.0)	(8,500.4)	(12,765.0)	(8,858.7)	(9,504.7)	(8,292.8)	(11,329.3)	(8,615.4)
Cash flow after investing activities	(7,662.1)	(9,033.2)	(8,855.6)	(9,417.9)	(7,183.9)	(8,481.5)	(8,005.6)	(9,072.2)
Cash applied by financing activities	11,084.6	11,497.8	10,676.1	12,390.8	11,066.4	11,421.8	10,407.6	12,531.4
Cash flow after financing activities	3,422.5	2,464.6	1,820.5	2,972.9	3,882.5	2,940.3	2,402.0	3,459.2
Cash and Equivalents at the beginning	3,672.2	(1,276.4)	5,274.2	(1,784.7)	3,212.2	(1,332.3)	4,692.7	(1,851.2)
Cash and Equivalents at the end	7,094.7	1,188.2	7,094.7	1,188.2	7,094.7	1,608.0	7,094.7	1,608.0

Year-to-date operating cash generation fell by R$559.2 million over 1H14, due to the increase in inventory, as a result of a larger proportion of higher-value 4G handsets, and growth in accounts receivable, impacted by the migration of customers from prepaid to postpaid. Cash used in investment activities increased by R$8,858.7 million, particularly due to the acquisition of GVT. Thus, cash flow after investment activities recorded a consumption of R$9,417.9 million. Cash used in financing activities recorded a reduction of R$12,390.8 million, due to the capital increase, partially offset by the higher amortization of loans, resulting in an increase of R$2,972.9 million in cash flow after financing activities.

Indebtedness

LOANS AND FINANCING (R$ million)

June 2015

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency
BNDES	UR LTIR	LTIR + 0.0% to 9.0%	Until 2019	576.4	2,045.4	2,621.8
BNDES	R$	2.5% to 8.7%	Until 2023	110.4	270.7	381.1
BNDES	R$	IPCA + 2.95% + TR	Until 2016	33.9	28.1	62.0
BNDES	R$	SELIC D-2 + 2.32%	Until 2023	0.6	137.3	138.0
BNB	R$	7.0% to 10.0%	Until 2016	65.3	66.3	131.5
Confirming	R$	110.0% of CDI	Until 2016	90.0	0.0	90.0
Debentures 4th issue - Series 2	R$	106.8% of CDI	Until 2015	657.4	0.0	657.4
Debentures 4th issue - Series 3	R$	IPCA + 4%	Until 2019	0.9	32.2	33.2
Debentures 1st issue - Minas Comunica	R$	IPCA + 0.5%	Until 2021	0.0	87.4	87.4
Debentures 3rd issue - Single Series	R$	100% of CDI + 0.75 spread	Until 2017	79.8	1,999.5	2,079.3
Debentures 4th issue - Single Series	R$	100% of CDI + 0.68 spread	Until 2018	30.2	1,299.2	1,329.4
Financial Leases	R$	-	Until 2033	29.6	246.8	276.4
Contingent Consideration	R$	-	Until 2025	0.0	351.9	351.9
Foreign currency
Senior Debt	EUR	Euribor + 1.05%	Until 2015	2,745.9	0.0	2,745.9
BNDES	UMBND	ECM + 2.38%	Until 2019	123.6	425.6	549.2

Total				4,544.0	6,990.6	11,534.5

L.T. OBLIGATIONS		NET FINANCIAL DEBT
(R$ million)
June 2015		Consolidated in R$ million	06/30/15	06/30/14
Year	Amount
2016	900.3	Short-term Debt	4,544.0	3,512.9
2017	4,108.7	Long-term Debt	6,990.6	9,736.4
2018	857.0	Total Debt	11,534.5	13,249.3
2019	381.7	Cash and cash equivalents	(7,130.9)	(5,959.9)
2020	136.2	Net derivatives position	(203.5)	(254.5)
After 2020	606.6	Net debt	4,200.1	7,034.9
Total	6,990.6	Net debt/EBITDA	0.33	0.57

The Company closed 2Q15 with a gross debt of R$11,534.5 million, 28.6% of which denominated in foreign currency. The reduction in gross debt is related to the settlement of loans and financing in the period.

Net debt totaled R$4,200.1 million at the close of 2Q15, accounting for 0.33 of the combined EBITDA of the last 12 months. In comparison with 2Q14, net debt reduced by R$2,834.8 million, mainly explained by the capital increase carried out by the Company, partially offset by the payment of the 700MHz license to ANATEL. Foreign exchange exposure of debt is currently 100% covered by hedge transactions.

Capital Market

Telefonica Brasil's common (ON) and preferred (PN) shares are traded on the BM&FBOVESPA under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 and VIVT4 shares closed 2Q15 at R$37.00 and R$43.56 respectively, depreciating by 9.2% and 12.0% over 1Q15, versus an appreciation of 3.8% in the Bovespa Index (Ibovespa). The Company's ADRs closed the quarter at US$13.93, 8.9% down on 1Q15, versus depreciation in the Dow Jones' index of 0.9% in the period.

The daily traded volume of VIVT3 and VIVT4 in the quarter averaged R$1,149.0 thousand and R$104,380.6 thousand, respectively. The daily traded volume of ADRs averaged US$48,989.0 thousand in the same period.

The chart below shows the Company’s stock performance for the quarter:

Capital Stock

June 30, 2015	Common	Preferred	Total

Controlling Company	540,033,264	645,807,855	1,185,841,119
	94.47%	57.70%	70.13%
Vivendi Group	0	126,261,632	126,261,632
	0.00%	11.28%	7.47%
Minority shareholders	29,320,789	347,270,485	376,591,274
	5.13%	31.02%	22.27%
Treasury shares	2,290,164	734	2,290,898
	0.40%	0.00%	0.14%
Total number of shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per share:	R$ 39.75
Subscribed/Paid-in Capital:	R$ 63,571,400	Thousands

Dividends

On April 09, 2015, the Annual Shareholders’ Meeting approved the distribution of dividends on net income for 2014 in the amount of R$0.015526 per common share and R$0.017079 per preferred share, totaling R$18.6 million.

On May 12, 2015, the Board of Directors’ Meeting approved, based on net income accumulated until April 2015, the declaration of dividends totaling R$0.170179 per common share and R$0.187196 per preferred share, totaling R$270.0 million, and interest on equity in the gross amount of R$0.324600 per common share and R$0.357060 per preferred share, totaling R$515.0 million.

On July 20, 2015, as a subsequent event to the second quarter 2015, the Board of Directors approved, ad referendum of the General Shareholders' Meeting, the credit of interest on own capital for the fiscal year 2015, in the gross amount of R$221.0 million, to a total of R$0.122735 per common share and R$0.135008 per preferred share. As a result, dividends and IOC based on net income accumulated in 2015 totaled R$1.0 billion.

The payments of such dividends and IOC will be carried out on date to be defined by the Board of Executive Officers, to holders of common and preferred shares of record as described in the table below.

2015	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
IOC (based on 2015)	7/20/2015	7/31/2015	221.0	187.9	ON	0.122735	0.104325	Until 12/31/2016
					PN	0.135008	0.114757
Dividends (based on 2015)	5/12/2015	5/25/2015	270.0	270.0	ON	0.170179	0.170179	Until 12/31/2016
					PN	0.187196	0.187196
IOC (based on 2015)	5/12/2015	5/25/2015	515.0	437.7	ON	0.324600	0.275910	Until 12/31/2016
					PN	0.357060	0.303501

2014	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
Dividends (based on 2014)	4/9/2015	4/9/2015	18.6	18.6	ON	0.015526	0.015526	Until 12/31/2015
					PN	0.017079	0.017079
Dividends (based on 2014)	1/30/2015	2/10/2015	1,894.6	1,894.6	ON	1.582175	1.582175	Until 12/31/2015
					PN	1.740392	1.740392
Dividends (based on 2014)	1/30/2015	2/10/2015	855.4	855.4	ON	0.714348	0.714348	6/12/2015
					PN	0.785783	0.785783
IOC (based on 2014)	12/18/2014	12/30/2014	475.4	404.1	ON	0.397030	0.337476	6/12/2015
					PN	0.436733	0.371223
IOC (based on 2014)	11/17/2014	11/28/2014	463.2	393.8	ON	0.386857	0.328829	6/12/2015
					PN	0.425543	0.361711
IOC (based on 2014)	10/20/2014	10/31/2014	305.8	259.9	ON	0.255350	0.217047	6/12/2015
					PN	0.280885	0.238752
IOC (based on 2014)	9/19/2014	9/30/2014	250.2	212.6	ON	0.208914	0.177577	12/19/2014
					PN	0.229806	0.195335
IOC (based on 2014)	8/18/2014	8/29/2014	299.4	254.5	ON	0.250016	0.212514	12/19/2014
					PN	0.275018	0.233765
IOC (based on 2014)	7/18/2014	7/31/2014	298.0	253.3	ON	0.248860	0.211531	12/19/2014
					PN	0.273746	0.232684

Additional Notes

On May 28, 2015, the Extraordinary Shareholders’ Meeting approved the ratification of the Purchase and Sale Agreement and Other Covenants entered into between the Company, and Vivendi and its subsidiaries, through which all the shares issued by GVTPart. were acquired by the Company.

The consideration for the acquisition of GVTPart. was executed as follows:

•          One installment totaling €4,663.0 million on demand and in cash, after the adjustments envisaged in the agreement, on the closing date, and

•          One installment in Company shares, delivered due to the merger of GVTPart shares. by the Company equivalent to 12% of its capital stock after the merger of shares.

In view of the merger of GVTPart’s shares, the Company’s capital stock increased by R$9,666.0 million, through the issue of 68,597,306 common shares and 134,320,885 preferred shares, all non-par book-entry shares, considering the economic value of the merged shares, calculated using the discounted cash flow method, based on GVT’s Economic Value Appraisal Report prepared by a specialized company, in accordance with article 252, paragraph 1 and article 8, both of Law 6,404/76.

With the conclusion of the acquisition, in May 28, 2015, the Company became the direct controlling company of GVTPart and the indirect controlling company GVT Operadora.

On June 24, 2015, it was concluded the share swap operation between Telefónica, the controlling shareholder of the Company, and FrHolding108, a company controlled by Vivendi S.A., through which the FrHolding108 transferred to Telefónica 76,656,559 shares representing 4.5% of the Company’s capital stock, including 68,597,306 common shares representing 12% of this type of share and 8,059,253 preferred shares, representing 0.72% of this type of share issued by the Company, in exchange for 1,110 million shares representing 8.2% of the common shares of Telecom Itália, previously held by TELCO, a subsidiary of Telefónica.

As a result of the approval of the acquisition of GVTPart.’s control, the Company’s common and preferred shareholders who dissented from the resolutions taken by the Extraordinary Shareholders’ Meeting, had the right to withdraw from the Company upon reimbursement of the value of the shares proven to be held by them on September 19, 2014. The reimbursement amount per common or preferred share to be paid due to the withdrawal rights, calculated based on the Company’s net equity in the financial statements for the fiscal year ended December 31, 2014, corresponds to R$37.55 per common share, already excluding the amount corresponding to the dividends declared by the Company. On July 8, 2015 the Company effected the payment to those shareholders who exercised their right to withdrawal.

INCOME STATEMENT

R$ million	Pro forma (GVT as from Jan/14)				Accounting (GVT as from May/15)
	2Q15	YoY%	6M15	YoY%	2Q15	YoY%	6M15	YoY%

Gross operating revenues	16,030.8	4.9	31,943.0	4.7	15,185.9	17.3	28,621.8	10.4

Net Operating Revenues	10,427.6	5.4	20,792.1	5.3	9,962.1	15.6	18,945.2	10.0

Mobile	6,212.3	7.0	12,441.5	7.8	6,216.6	6.7	12,459.5	7.6
Fixed	4,215.3	3.1	8,350.6	1.8	3,745.5	34.1	6,485.7	14.9

Operating costs	(7,296.1)	6.5	(14,546.1)	6.6	(7,013.1)	15.5	(13,427.4)	10.8

Personnel	(849.9)	4.0	(1,706.8)	5.0	(773.1)	26.8	(1,413.7)	16.0
Costs of services rendered	(3,052.2)	3.7	(6,135.0)	3.7	(2,939.8)	12.2	(5,681.7)	7.5
Interconnection	(644.9)	(22.8)	(1,380.6)	(21.7)	(634.1)	(19.5)	(1,329.5)	(19.6)
Taxes and contributions	(468.9)	2.9	(966.4)	5.9	(460.6)	6.7	(933.2)	7.5
Third-party services	(1,377.9)	16.7	(2,689.6)	16.2	(1,312.1)	30.1	(2,431.2)	22.1
Others	(560.5)	19.1	(1,098.4)	18.2	(533.0)	35.8	(987.8)	27.7
Cost of goods sold	(634.4)	28.3	(1,215.2)	20.8	(634.4)	28.3	(1,215.2)	20.8
Selling expenses	(2,289.7)	7.3	(4,582.5)	8.3	(2,217.3)	14.1	(4,280.1)	11.2
Provision for bad debt	(299.9)	17.0	(673.3)	36.7	(284.8)	29.2	(609.2)	42.2
Third-party services	(1,912.3)	7.3	(3,723.7)	4.6	(1,860.0)	13.2	(3,505.2)	7.4
Others	(77.5)	(18.2)	(185.5)	3.2	(72.5)	(9.8)	(165.7)	5.3
General and administrative expenses	(329.1)	0.6	(619.7)	(1.0)	(314.0)	11.7	(558.1)	3.2
Third-party services	(264.6)	6.0	(509.2)	11.2	(251.0)	20.6	(453.3)	18.9
Others	(64.5)	(16.6)	(110.5)	(34.2)	(63.0)	(13.6)	(104.8)	(34.2)
Other net operating revenue (expenses)	(140.8)	5.6	(286.9)	17.9	(134.5)	10.9	(278.6)	26.9

EBITDA	3,131.5	2.8	6,246.0	2.3	2,949.0	15.9	5,517.8	8.0
EBITDA Margin %	30.0%	(0.8) p.p.	30.0%	(0.9) p.p.	29.6%	0.1 p.p.	29.1%	(0.5) p.p.

Depreciation and Amortization	(1,830.8)	19.4	(3,632.9)	9.8	(1,694.9)	42.6	(3,100.0)	17.8
Depreciation	(1,214.7)	26.1	(2,394.1)	10.6	(1,117.5)	53.4	(2,016.5)	18.1
Goodwill amortization *	(297.5)	3.2	(594.5)	3.1	(264.7)	32.9	(463.9)	16.4
Others amortizations	(318.6)	12.7	(644.3)	13.4	(312.7)	19.7	(619.6)	17.7

EBIT	1,300.7	(14.0)	2,613.1	(6.5)	1,254.1	(7.6)	2,417.8	(2.3)

Net Financial Income	(121.3)	179.5	(649.9)	1,404.4	(171.5)	53.0	(389.3)	94.3
Income from financial investments	294.9	110.0	426.0	36.5	290.5	125.0	408.1	41.0
Interest income (customers, taxes and others)	21.8	(30.6)	44.9	(32.8)	20.9	(26.9)	41.4	(32.7)
Charges (loans, financing, debentures and capital leases)	(249.4)	7.5	(507.8)	12.8	(234.7)	23.0	(448.6)	20.0
Monetary and exchange variation (loans, financing and debentures)	(105.5)	n.a.	(525.0)	n.a.	(171.5)	n.a.	(343.9)	n.a.
Gains (losses) on derivative transactions	103.9	n.a.	262.1	n.a.	103.9	n.a.	261.6	n.a.
Interest expenses (suppliers, taxes, financial institutions and others)	(122.9)	182.5	(163.6)	69.4	(122.9)	182.5	(163.6)	69.4
Other income (expenses) with monetary and exchange variations	(66.6)	276.3	(118.2)	215.2	(66.6)	276.3	(117.3)	209.5
Other financial income (expenses)	2.5	n.a.	(68.3)	239.8	8.9	n.a.	(27.0)	193.5

Gain (loss) on investments	0.4	0.0	0.6	(57.1)	0.4	0.0	0.6	(57.1)

Taxes	(246.9)	n.a.	(559.7)	n.a.	(213.2)	n.a.	(579.6)	n.a.

Net income	932.9	(56.4)	1,404.1	(52.7)	869.8	(56.3)	1,449.5	(45.4)

* The determination of the fair value of assets and liabilities assumed from GVT may change. It is estimated that such analysis shall be completed within up to 12 months of the purchase.

BALANCE SHEET

Consolidated in R$ million	06/30/15	12/31/14	∆%

ASSETS	102,067.1	73,065.3	39.7

Current assets	19,479.7	15,517.4	25.5
Cash and cash equivalents	7,094.7	4,692.7	51.2
Accounts receivable from customers	10,094.3	8,221.5	22.8
Provision for doubtful accounts	(2,092.4)	(1,497.5)	39.7
Inventories	680.4	479.8	41.8
Recoverable taxes	2,171.2	2,202.7	(1.4)
Escrow deposits and frozen assets	211.9	202.2	4.8
Derivatives transactions	41.4	613.9	(93.3)
Prepaid expenses	921.9	303.6	203.7
Other assets	356.3	298.5	19.4

Non-Current Assets	82,587.4	57,547.9	43.5
Accounts receivable from customers	447.4	421.2	6.2
Provision for doubtful accounts	(134.4)	(121.8)	10.3
Financial Investments	97.7	125.4	(22.1)
Recoverable taxes	410.6	340.2	20.7
Deffered taxes	505.5	144.8	249.1
Escrow deposits and frozen assets	5,344.2	4,543.1	17.6
Derivatives transactions	222.0	152.8	45.3
Other assets	86.8	121.1	(28.3)
Investments	84.9	79.8	6.4
Property, plant and equipment, net	30,073.8	20,453.9	47.0
Intangible assets, net	45,448.9	31,287.4	45.3

LIABILITIES	102,067.1	73,065.3	39.7

Current liabilities	20,640.4	16,011.0	28.9
Payroll and related charges	670.0	591.4	13.3
Suppliers and accounts payable	8,033.7	7,641.2	5.1
Taxes	1,508.1	1,281.7	17.7
Loans and financing	3,775.7	1,509.5	150.1
Debentures	768.3	755.0	1.8
Dividends and interest on shareholders equity	3,075.2	1,495.3	105.7
Provisions	794.0	674.3	17.8
Derivatives transactions	47.7	23.0	107.4
Deferred revenues	645.7	717.0	(9.9)
Authorization licenses	424.7	415.3	2.3
Other liabilities	897.3	907.3	(1.1)

Non-Current Liabilities	14,308.5	12,104.2	18.2
Payroll and related charges	78.6	118.8	(33.8)
Taxes	85.7	67.1	27.7
Loans and financing	3,572.1	2,123.1	68.2
Debentures	3,418.4	3,411.6	0.2
Provisions	5,436.9	4,461.7	21.9
Derivatives operations	12.2	24.1	(49.4)
Deferred revenues	496.6	482.8	2.9
Obligations with post-employment benefit plans	478.5	456.1	4.9
Lincence of authorization	450.5	763.7	(41.0)
Other liabilities	279.0	195.2	42.9

Shareholders' equity	67,118.2	44,950.1	49.3
Capital Stock	63,571.4	37,798.1	68.2
Premium on acquisition of non-controlling interest	(70.4)	(70.4)	0.0
Capital Reserve	1,345.6	2,686.9	(49.9)
Profit Reserve	1,535.7	1,534.5	0.1
Additional proposed dividends	0.0	2,768.6	n.a.
Other comprehensive income	14.0	232.4	(94.0)
Accumulated profits	721.9	0.0	n.a.

Exhibit I*

INCOME STATEMENT

R$ million	Pro forma (GVT as from Jan/14)
	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15

Gross operating revenues	15,231.1	15,287.5	15,538.2	16,031.9	15,912.2	16,030.8

Net Operating Revenues	9,858.8	9,894.3	10,056.3	10,408.8	10,364.5	10,427.6

Mobile	5,739.1	5,807.5	5,921.0	6,202.6	6,229.2	6,212.3
Net service revenues	5,426.4	5,513.5	5,612.5	5,902.4	5,890.6	5,828.9
Access and Usage	2,833.7	2,849.7	2,849.6	2,949.4	2,870.8	2,685.9
Network usage	652.4	538.5	552.4	552.7	472.0	385.3
Data Revenues plus VAS	1,888.2	2,012.9	2,124.6	2,282.4	2,479.0	2,686.5
Messaging P2P	427.7	435.0	424.2	418.4	413.6	428.6
Internet	1,096.2	1,177.5	1,270.7	1,398.2	1,597.8	1,776.6
VAS	364.4	400.4	429.7	465.8	467.6	481.3
Other services	52.1	112.4	85.9	117.9	68.8	71.3
Net handset revenues	312.7	294.0	308.5	300.2	338.6	383.4

Fixed	4,119.7	4,086.9	4,135.3	4,206.2	4,135.3	4,215.3
Fixed voice and accesses	2,074.9	2,019.5	2,020.9	2,046.0	1,970.5	1,978.2
Interconnection	153.2	143.5	137.8	143.1	127.0	129.0
Data transmission	718.6	726.4	732.6	749.2	764.4	783.9
Corporate Data and IT	670.3	690.1	693.3	694.4	692.4	712.3
Pay TV	298.7	324.1	352.4	378.6	393.2	422.6
Other services	204.1	183.3	198.2	194.8	187.7	189.3

Operating costs	(6,801.2)	(6,848.5)	(6,988.7)	(7,125.8)	(7,250.0)	(7,296.1)

Personnel	(807.9)	(817.2)	(849.9)	(1,042.3)	(856.9)	(849.9)
Costs of services rendered	(2,975.9)	(2,942.6)	(2,961.2)	(2,912.0)	(3,082.8)	(3,052.2)
Interconnection	(927.3)	(835.0)	(841.7)	(763.8)	(735.7)	(644.9)
Taxes and contributions	(456.7)	(455.8)	(439.6)	(438.0)	(497.5)	(468.9)
Third-party services	(1,132.9)	(1,181.2)	(1,182.8)	(1,212.1)	(1,311.7)	(1,377.9)
Others	(459.0)	(470.6)	(497.1)	(498.1)	(537.9)	(560.5)
Cost of goods sold	(511.8)	(494.4)	(516.7)	(584.2)	(580.8)	(634.4)
Selling expenses	(2,096.6)	(2,134.0)	(2,202.2)	(2,237.3)	(2,292.8)	(2,289.7)
Provision for bad debt	(236.1)	(256.4)	(274.1)	(285.7)	(373.4)	(299.9)
Third-party services	(1,775.5)	(1,782.9)	(1,827.6)	(1,835.2)	(1,811.4)	(1,912.3)
Others	(85.0)	(94.7)	(100.5)	(116.4)	(108.0)	(77.5)
General and administrative expenses	(299.0)	(327.0)	(323.3)	(262.1)	(290.6)	(329.1)
Third-party services	(208.3)	(249.7)	(242.4)	(263.9)	(244.6)	(264.6)
Others	(90.7)	(77.3)	(80.9)	1.8	(46.0)	(64.5)
Other net operating revenue (expenses)	(110.0)	(133.3)	(135.4)	(87.9)	(146.1)	(140.8)

EBITDA	3,057.6	3,045.8	3,067.6	3,283.0	3,114.5	3,131.5
EBITDA Margin %	31.0%	30.8%	30.5%	31.5%	30.0%	30.0%

Depreciation and Amortization	(1,775.6)	(1,533.9)	(1,660.9)	(1,697.0)	(1,802.1)	(1,830.8)
Depreciation	(1,201.8)	(963.0)	(1,099.0)	(1,132.4)	(1,179.4)	(1,214.7)
Goodwill amortization **	(288.3)	(288.3)	(288.3)	(288.0)	(297.0)	(297.5)
Others amortizations	(285.5)	(282.6)	(273.6)	(276.6)	(325.7)	(318.6)

EBIT	1,282.0	1,511.9	1,406.7	1,586.0	1,312.4	1,300.7

Net Financial Income	0.2	(43.4)	(205.6)	(284.7)	(528.6)	(121.3)
Income from financial investments	171.7	140.4	179.6	191.0	131.1	294.9
Interest income (customers, taxes and others)	35.4	31.4	44.4	21.3	23.1	21.8
Charges (loans, financing, debentures and capital leases)	(218.2)	(231.9)	(233.9)	(222.4)	(258.4)	(249.4)
Monetary and exchange variation (loans, financing and debentures)	162.9	147.3	(233.5)	(270.3)	(419.5)	(105.5)
Gains (losses) on derivative transactions	(73.4)	(54.6)	118.4	90.7	158.2	103.9
Interest expenses (suppliers, taxes, financial institutions and others)	(53.1)	(43.5)	(52.0)	(41.2)	(40.7)	(122.9)
Other income (expenses) with monetary and exchange variations	(19.8)	(17.7)	(24.5)	(29.1)	(51.6)	(66.6)
Other financial income (expenses)	(5.3)	(14.8)	(4.1)	(24.7)	(70.8)	2.5

Gain (loss) on investments	1.0	0.4	5.1	0.4	0.2	0.4

Taxes	(455.8)	673.2	(150.4)	(41.5)	(312.9)	(246.9)

Net income	827.4	2,142.1	1,055.8	1,260.2	471.1	932.9

*Published on the IR website (www.telefonica.com.br/ir). **The determination of the fair value of assets and liabilities assumed from GVT may change. It is estimated that such analysis shall be completed within up to 12 months of the purchase.

Exhibit II*

FIXED OPERATING PERFORMANCE

Thousand	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15

Total fixed accesses	22,575	23,021	23,335	23,380	23,514	23,733
Fixed voice accesses	14,655	14,875	14,991	14,885	14,856	14,870
Residential	10,328	10,529	10,624	10,499	10,473	10,485
Corporate	3,738	3,761	3,781	3,799	3,800	3,805
Others	589	586	586	587	583	579
Fixed broadband	6,561	6,686	6,802	6,866	6,955	7,077
FTTX	2,878	3,028	3,177	3,315	3,472	3,641
Others	3,682	3,657	3,625	3,550	3,483	3,436
Pay TV	1,360	1,460	1,542	1,629	1,703	1,786
Voice ARPU (R$/month)	47.4	45.5	45.0	45.6	44.2	44.3
Broadband ARPU (R$/month)	36.7	36.4	36.1	36.4	36.8	37.1
Pay TV ARPU (R$/month)	75.0	75.5	77.7	78.6	78.2	80.0

MOBILE OPERATING PERFORMANCE

Thousand	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15

Mobile total accesses	78,465	79,357	79,823	79,938	81,879	82,655
Postpaid	24,912	26,169	27,183	28,355	28,907	29,586
M2M	2,633	2,927	3,204	3,513	3,694	3,942
Prepaid	53,553	53,188	52,640	51,582	52,972	53,069
Market Share (*)	28.7%	28.8%	28.7%	28.5%	28.9%	29.3%
Postpaid	40.6%	41.3%	41.5%	41.8%	41.6%	41.7%
Mobile broadband (modem only)	51.4%	52.2%	51.6%	50.9%	50.9%	51.3%
Net additions	1,220	892	466	115	1,942	776
Postpaid	1,219	1,257	1,014	1,172	552	679
Market Share of net additions (*)	49.1%	42.0%	16.8%	5.1%	72.7%	n.d.
Postpaid	65.6%	61.0%	50.0%	50.3%	32.7%	44.1%
Market penetration	137.4%	138.2%	139.3%	140.2%	138.9%	138.2%
Monthly churn	3.4%	3.5%	3.8%	4.1%	2.9%	3.2%
Postpaid ex. M2M	1.5%	1.5%	1.8%	1.7%	1.6%	1.9%
Prepaid	4.3%	4.5%	4.8%	5.3%	3.5%	3.9%
ARPU (R$/month)	23.2	23.3	23.5	24.6	24.3	23.5
Voice	15.1	14.8	14.6	15.1	14.0	12.7
Data	8.1	8.5	8.9	9.5	10.2	10.8
Postpaid ex. M2M ARPU	51.0	50.0	50.2	51.0	50.7	49.9
Prepaid ARPU	12.5	12.3	12.4	13.0	12.6	11.8
M2M ARPU	3.5	3.4	3.6	3.3	3.2	3.2
MOU	135.4	129.0	132.4	141.3	129.5	131.1

(*) Source: ANATEL.

CAPEX
R$ million	Pro forma (GVT as from Jan/14)
	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15

Network	1,334.1	1,821.3	1,840.7	2,306.1	1,542.7	1,795.0
Technology / Information System	75.3	155.8	168.6	295.8	136.0	185.4
Products and Services, Channels, Administrative and others	88.4	82.9	76.5	150.0	82.0	82.8
Licenses	0.0	0.0	0.0	2,766.0	0.0	0.0
Total	1,497.7	2,060.0	2,085.7	5,517.9	1,760.8	2,063.2

*Published on the IR website (www.telefonica.com.br/ir).

conference call

In English

Date: July 29, 2015 (Wednesday)

Time: 11:00 am (Brasilia) and 10:00 am (New York)

Telephone: +1 (412) 317-6776

Access Code: Telefonica Brasil

Webcast: http://webcast.neo1.net/Cover.aspx?PlatformId=Rdo1M36GbkLWmCKCcLbWTA%3D%3D

A replay of the conference call can be accessed, one hour after the event, until August 06, 2015. Telephone: 1 (412) 317-0088 - Code: 10066853#

Telefônica Brasil - Investor Relations

Amos Genish

Alberto Horcajo Aguirre

Luis Carlos Plaster

Maria Tereza Pelicano David

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-000

Telephone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

Information available on the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 29, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director